W&T Offshore, Inc.

5718 Westheimer Road, Suite 700

Houston, Texas 77057

(713) 626-8525

October 22, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	W&T Offshore, Inc. Registration Statement on Form S-3 File No. 333-282595

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, W&T Offshore, Inc., a Texas corporation, along with the subsidiary co-registrants named in the Registration Statement on Form S-3, File No. 333-282595 (the “Registration Statement”), hereby request acceleration of the effective date of the aforementioned Registration Statement to 4:00 p.m., Eastern Time, on October 24, 2024, or as soon thereafter as practicable.

Please contact Michael W. Rigdon, P.C. of Kirkland & Ellis LLP, at (713) 836-3647 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

W&T Offshore, Inc.

By:	/s/ George Hittner
Name: George Hittner
Title: Executive Vice President, General Counsel and Corporate Secretary

cc:	Michael W. Rigdon, P.C., Kirkland & Ellis LLP